________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             AMENDMENT NO. 1 TO THE
                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                  BAREFOOT INC.
                            (Name of Subject Company)


                                  BAREFOOT INC.
                      (Name of Person(s) Filing Statement)


           Common Stock, $.01 Par Value, together with the associated
          Series A Junior Participating Preferred Stock Purchase Rights
                         (Title of Class of Securities)


                                    067512103
                      (CUSIP Number of Class of Securities)


                               Michael R. Goodrich
              Chief Financial Officer, Principal Accounting Officer
                                  Barefoot Inc.
                           450 West Wilson Bridge Road
                             Worthington, Ohio 43085
                                 (614) 846-1800
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                 With a Copy to:

                           Roger E. Lautzenhiser, Esq.
                         Vorys, Sater, Seymour and Pease
                               52 East Gay Street
                              Columbus, Ohio 43215

________________________________________________________________________________

                      AMENDMENT NO. 1 TO THE SCHEDULE 14D-9


     The subject company is Barefoot Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 450 West Wilson Bridge Road, Columbus, Ohio 43085. The title of the class of equity securities to which this Amendment No. 1 to the Solicitation/ Recommendation Statement on Schedule l4D-9 (the "Amended Schedule l4D-9") relates is the Company's common stock, par value $.01 per share (the "Shares"), together with the associated Series A Junior Participating Preferred Stock Purchase Rights (the "Stock Purchase Rights").

     On December 17, 1996, the Company filed a Schedule 14D-9 (the "Schedule 14D-9") with the Securities and Exchange Commission (the "Commission") relating to a tender offer (the "Offer") by ServiceMaster Limited Partnership ("ServiceMaster"), a Delaware limited partnership, disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 17, 1996, as amended (the "Schedule 14D-1"). The Board of Directors now amends ITEM 3 and ITEM 8 to the Schedule 14D-9, with the following information:

       Effective as of 12:01 a.m. February 24, 1997, the Board of Directors of the Company has redeemed all of the outstanding Stock Purchase Rights under the Company's Rights Agreement, at a price of $.01 per Stock Purchase Right. The redemption by the Company of the Stock Purchase Rights terminates the Rights Agreement, effective as of 12:01 a.m. today, and the rights of the former stockholders of the Company to exercise the Stock Purchase Rights also have terminated. As a result of such redemption, the only continuing right associated with the Company's Stock Purchase Rights is the right of a recordholder of the Shares as of February 24, 1997, to receive the redemption price of $.01 per Stock Purchase Right. The redemption payment will be forwarded by mail in due course to each former
       stockholder   of  the  Company  who  is  entitled  to  receive  a
       redemption payment.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit
     No.      Description
   -------    -----------

      1 Acquisition Agreement, dated December 5, 1996, among ServiceMaster, the Company and Merger Sub (filed as Annex I to ServiceMaster's Offering Circular/Prospectus (the "Offering Circular/Prospectus") and incorporated herein by reference)*

      2 Plan and Agreement of Merger, dated December 5, 1996, among ServiceMaster, the Company and Merger Sub (filed as Annex II to ServiceMaster's Offering Circular/Prospectus and incorporated herein by reference)*

    3(a) Rights Agreement, dated as of April 11, 1995, between the Company and Bank One, Indianapolis, N.A., as rights agent (incorporated herein by reference to the Company's Current Report on Form 8-K filed April 12, 1995 (File No. 0-19602))

    3(b) First Amendment to the Rights Agreement, dated as of October 10, 1995, between the Company and National City Bank, as rights agent (incorporated herein by reference to the Company's Current Report on Form 8-K filed October 20, 1995 (File No. 0-19602))

    3(c) Second Amendment to the Rights Agreement, dated December 5, 1996, between the Company and National City Bank, as rights agent (incorporated herein by reference to Registrant's Current Report on Form 8-K filed on December 11, 1996 (File No. 0-19602))

      4 Confidentiality Agreement, dated November 11, 1996, between the Company and ServiceMaster**

    5(a) Change in Control Agreement, dated September 16, 1991, between Barefoot Inc. and Patrick J. Norton (incorporated herein by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1 filed September 6, 1991 (Registration No.
              33-42633) (the "Company's Form S-1"))

    5(b) Change in Control Agreement, dated September 16, 1991, between Barefoot Inc. and Michael R. Goodrich** (Change in Control Agreements that were identical to the Change in Control Agreement entered into by and between the Company and Mr. Goodrich and filed as Exhibit 7(b) to this Schedule 14D-9 were also entered into by and between the Company and Jeffrey K. Shufelt (oral) and the Company and Donald R. Nichols (written))

    6(a) Senior Management Agreement, dated March 31, 1989, by and between the Company and Patrick J. Norton (the "Senior Management Agreement") (incorporated herein by reference to Exhibit 10.5 to the Company's Form S-1)

    6(b)      First  Amendment  to  the  Senior  Management   Agreement,   dated
              September 9, 1991 (amending Exhibit 8(a)) (incorporated herein by reference to Exhibit 10.24 to the Company's Form S-1)

    7(a) Management Agreement, dated April 28, 1989, entered into by and between the Company and Michael R. Goodrich (the "Management
              Agreement") (Management Agreements that were identical to the Management Agreement were also entered into by the Company and each of Jeffrey K. Shufelt, Donald R. Nichols and seven other employees of the Company, one of whom is no longer an employee (incorporated by reference to Exhibit 10.10 of the Company's Form S-1)

    7(b) First Amendment to the Management Agreement (the First Amendment to the Management Agreement), dated June 15, 1989 (amending
              Exhibit 9(a) (First Amendments of the various management agreements referenced in the description of Exhibit 9(a) above that were identical to the First Amendment to the Management Agreement were also entered into by the Company and each of Jeffrey K. Shufelt, Donald R. Nichols and seven other employees, one of whom is no longer an employee (incorporated by reference to Exhibit 10.11 of the Company's Form S-1))

    7(c)      Second   Amendment  to  the  Management   Agreement  (the  Second
              Amendment to the Management Agreement), dated September 9, 1991 (further amending Exhibit 9(a)) (Second Amendments of the various management agreements referenced in the description of
              Exhibit 9(a) above that were identical to the Second Amendment to the Management Agreement were also entered into by the Company and each of Jeffrey K. Shufelt, Donald R. Nichols and seven other employees, one of whom is no longer an employee (incorporated herein by reference to Exhibit 10.11 of the Company's Form S-1))

      8 Restated Certificate of Incorporation of Barefoot Inc. (incorporated herein by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (File No. 0-19602)

      9       Restated  By-laws  of  Barefoot  Inc.   (incorporated  herein  by
              reference to Exhibit 10.23 to the Company's Form S-1 filed September 6, 1991)

     10 Letter dated January 17, 1997, to the stockholders of the Company from the Chief Executive Officer of the Company on behalf of the Board of Directors of the Company*

     11 Opinion of Robert W. Baird & Co. Incorporated dated December 4, 1996 (attached as Annex B to the Offering Circular/Prospectus and incorporated herein by reference)*

  * These documents were included with the materials mailed to stockholders pursuant to the Offer.

  ** These documents were filed with the Securities and Exchange Commission as exhibits to the Schedule 14D-9, but were not included in the mailing to stockholders.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.




                                    BOARD OF DIRECTORS OF BAREFOOT INC.

                                    February 24, 1997
                                    ____________________________________________
                                    Date


                                    /s/ Patrick J. Norton
                                    ____________________________________________
                                    Patrick J. Norton


                                    /s/ Donald R. Brattain
                                    ____________________________________________
                                    Donald R. Brattain


                                    /s/ J. Martin Erbaugh
                                    ____________________________________________
                                    J. Martin Erbaugh


                                    /s/ Stanley C. Golder
                                    ____________________________________________
                                    Stanley C. Golder


                                    /s/ William R. Griffin
                                    ____________________________________________
                                    William R. Griffin